Altera Corporation
101 Innovation Drive
San Jose, CA 95134
Phone: 408-544-7000

April 10, 2013

VIA EDGAR SUBMISSION AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:

Brian Cascio, Accounting Branch Chief

Re:

Altera Corporation
Form 10-K for the fiscal year ended December 31, 2012
Filed February 15, 2013
File No. 000-16617

Dear Mr. Cascio:

This letter is in response to your comment letter dated April 2, 2013 concerning the above referenced filing by Altera Corporation (“Altera” or the “Company”). For your convenience, we have set forth each of the staff’s comments in italicized, bold type, and each comment is followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Financial Condition, Liquidity, Credit Facility and Capital Resources, page 39

1.
We note from page 66 that at December 31, 2012, you held a cumulative total of $2.7 billion of undistributed earnings in foreign subsidiaries that you plan to reinvest outside the U.S. indefinitely. As we note that your cash and cash equivalents and short-term investments totaled $3 billion at that date, please tell us the amount of cash and cash equivalents as well as liquid investments held by your foreign subsidiaries at December 31, 2012 and quantify the amount that would not be available for use in the U.S. without incurring U.S. taxes.

In response to the Staff’s comment, we respectfully submit that it is important to note that the undistributed earnings in the company’s foreign subsidiaries do not necessarily represent cash, cash equivalents or short-term investments held by the Company’s foreign subsidiaries. We believe that the association of these items with undistributed earnings could lead to misinterpretations. However, per your request, as of December 31, 2012 cash and cash equivalents and short-term investments held by foreign subsidiaries was approximately $2.4 billion, none of which is available for use in the U.S. without incurring U.S. taxes.

2.
Further, as we note from page 23 that your headquarters facility, located in San Jose, CA, performs your design, research, marketing, administrative, and limited manufacturing activities and that 18% of sales are to customers in the U.S. Please discuss the impact on your liquidity and capital positions if cash and equivalents as well as liquid investments held by your foreign subsidiaries were not available for use in the U.S. Similarly, discuss the impact of income tax liabilities you would incur if you were to expatriate the cash and cash equivalents as well as liquid investments held by your foreign subsidiaries to the U.S.

In response to the Staff’s comment, as the Staff has previously noted, on page 66 of the Company’s 2012 Form 10-K we disclose that aggregate unremitted earnings of our foreign subsidiaries reflect full provisions for foreign income taxes. It is the Company’s policy that these earnings are indefinitely invested in foreign operations. We note that Item 303(a)(1) of Regulation S-K requires a company to “identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.” The Company believes that its policy to reinvest the earnings of its foreign subsidiaries and its foreign cash and cash equivalents and short-term investment balances will not likely result in a material change to the Company’s overall liquidity.

The Company has consistently delivered considerable U.S. cash flows from operating activities allowing the Company to fund domestic operations and obligations. If there were a situation where the Company was to have additional cash requirements in the U.S., the Company has many liquidity options available for its use. For example, in June 2012, we entered into a credit agreement that provides for a $250 million unsecured revolving line of credit (the “Facility”). As of December 31, 2012, the Facility has no

borrowings under it and the Company does not have any current plans to use it in the future. In addition, based upon our successful issuance in May 2012, the Company could also consider the issuance of additional short-term or long-term debt. These options provide the Company with flexibility in the management of our domestic cash requirements. The Company would also note, that based upon past performance and current expectations, we believe that our current available sources of funds (including cash and cash equivalents, short-term investments and the Facility, plus anticipated cash generated from operations) will be more than adequate to finance our operations, cash dividends, capital expenditures and stock repurchases for the predictable future.

In Note 14 in the Company’s consolidated financial statements, we disclosed that it is not practicable to calculate the potential tax liability related to the unremitted earnings of our foreign subsidiaries. There are significant uncertainties with respect to the tax impact of the remittance of these earnings and significant judgment is required to analyze the tax consequences that may arise due to the distribution of these earnings. We respectfully submit that it is not practicable for us to quantify the impact of income tax liabilities the company would incur if we were to repatriate the cash and cash equivalents and short-term investments held by the company’s foreign subsidiaries.

Altera acknowledges that:

•	Altera is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Altera may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or inquiries regarding the foregoing to me at (408) 544-8005 (telephone) or (408) 544-8155 (facsimile).

Very truly yours,

/s/ Ron Pasek

Ron Pasek
Senior Vice President and Chief Financial Officer